Sun Life

Sun Life announces intention to redeem
Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures

TORONTO, ON – (July 21, 2023) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("**Sun Life**") today announced its intention to redeem all of the outstanding $1 billion principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures (the "**Debentures**") in accordance with the redemption terms attached to the Debentures. The redemption will be funded from existing cash and liquid assets.

The Debentures are redeemable at Sun Life's option on or after September 19, 2023 at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the date of redemption. Sun Life intends to redeem the Debentures on September 19, 2023 (the "**Redemption Date**"). Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2023, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Forward-Looking Statements
From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this release include, without limitation, statements relating to Sun Life's anticipated redemption of the Debentures. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Information about forward-looking statements and risk factors relating to the Company are set out in our MD&A for the period ended March 31, 2023 and in Sun Life Financial Inc.'s other annual and interim regulatory filings filed with Canadian securities regulators or furnished to U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

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Media Relations Contact:	**Investor Relations Contact:**
Krista Wilson	David Garg
Director	Senior Vice-President, Corporate
Corporate Communications	Development and Investor Relations
T. 226-751-2391	T. 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com